                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . to . . . . . . . .
Commission file number. . . . . . . . . . . . . . . . . . .

A.       Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GENERAL CABLE CORPORATION
                                        SAVINGS PLAN FOR HOURLY
                                        EMPLOYEES


Date: June 28, 1999                     By: /s/ Robert. J. Siverd
                                           -----------------------------------
                                        Name:  Robert J. Siverd
                                        Title: Member, Retirement Plan Finance
                                               Committee

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-31869 of General Cable Corporation on Form S-8 of our report dated May 21, 1999, appearing in this Annual Report on Form 11-K of General Cable Corporation Savings Plan for Hourly Employees for the year ended December 31, 1998.

Deloitee & Touche LLP

Cincinnati, Ohio
June 28, 1999

                                     -------------------------------------------

                                     GENERAL CABLE
                                     CORPORATION
                                     SAVINGS PLAN FOR
                                     HOURLY EMPLOYEES
                                     Financial Statements for the Years Ended
                                     December 31, 1998 and 1997 and Supplemental
                                     Schedules as of December 31, 1998 and
                                     Independent Auditors' Report

GENERAL CABLE CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits, December 31, 1998        2

  Statement of Net Assets Available for Benefits, December 31, 1997        3

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 1998                                           4

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 1997                                           5

  Notes to Financial Statements                                            6

SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment (Item 27a of Form 5500), December 31, 1998  10

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1998 and of reportable transactions of the Master Trust for the year ended December 31, 1998 have been certified by the Master Trustee and are separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


General Cable Corporation Savings Plan
  for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Savings Plan for Hourly Employees ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche

Cincinnati, Ohio

May 21, 1999

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                     Supplemental Information by Fund
                                       ------------------------------------------------------------------------------------------
                                                                        Wilmington Trust Company
                                       ------------------------------------------------------------------------------------------
                                                                                             American
                                       Massachusetts   Lasalle      MFS                        Funds        FPA        General
                                         Investors     Income     Emerging       PBHG       EuroPacific     New         Cable
                                          Trust         Plus       Growth       Growth        Growth       Income     Corporation
                                          Fund          Fund        Fund         Fund          Fund         Fund      Stock Fund

ASSETS:
  Investment in General Cable
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)   $1,251,044   $  779,883   $  549,387   $  386,171   $  298,499   $  170,087   $  185,302
  Contributions receivable                 14,866       14,943       10,956        8,889        6,351        4,548        3,779
  Loans to participants (Note 1)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $1,265,910   $  794,826   $  560,343   $  395,060   $  304,850   $  174,635   $  189,081
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                   Supplemental Information by Fund
                                   --------------------------------
                                      Wilmington Trust Company
                                   --------------------------------
                                          Loan
                                          Fund        Total

ASSETS:
  Investment in General Cable
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)                $3,620,373
  Contributions receivable                              64,332
  Loans to participants (Note 1)       $   82,917       82,917
                                       ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $   82,917   $3,767,622
                                       ==========   ==========



See notes to financial statements

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                  Supplemental Information by Fund
                                     -----------------------------------------------------------------------------------------
                                                                     The Chase Manhattan Bank
                                     -----------------------------------------------------------------------------------------
                                                                                          American
                                     Massachusetts  Lasalle       MFS                       Funds         FPA       General
                                       Investors    Income      Emerging       PBHG      EuroPacific      New        Cable
                                         Trust       Plus        Growth       Growth       Growth       Income     Corporation
                                         Fund        Fund         Fund         Fund         Fund         Fund      Stock Fund
ASSETS:
  Investment in General Cable
    Corporation Master Retirement
     Trust (Notes 1,2,4)            $  858,003   $  513,677   $  280,210   $  270,716   $  174,853   $   89,889   $   69,981
  Contributions receivable              17,204       25,807       14,624       12,903        9,462        5,161          860
  Loans to participants (Note 1)
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $  875,207   $  539,484   $  294,834   $  283,619   $  184,315   $   95,050   $   70,841
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                  Supplemental Information by Fund
                                  --------------------------------
                                     The Chase Manhattan Bank
                                  --------------------------------

                                         Loan
                                         Fund        Total
ASSETS:
  Investment in General Cable
    Corporation Master Retirement
     Trust (Notes 1,2,4)                          $2,257,329
  Contributions receivable                            86,021
  Loans to participants (Note 1)     $   78,630       78,630
                                     ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                       $   78,630   $2,421,980
                                     ==========   ==========


GENERAL CABLE CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                       Supplemental Information by Fund
                                                  -------------------------------------------------------------------------
                                                                           Wilmington Trust Company
                                                  -------------------------------------------------------------------------
                                                   Massachusetts   Lasalle       MFS                  American       FPA
                                                    Investors      Income      Emerging     PBHG       Funds         New
                                                       Trust        Plus        Growth     Growth   EuroPacific     Income
                                                       Fund         Fund         Fund       Fund    Growth Fund      Fund

INCREASES:
  Employee Contributions (Note 3)                 $   260,625    $ 261,978   $ 192,077   $ 155,834   $ 111,345    $  79,739
  Equity in net earnings of the General Cable
    Corporation Master Defined Contribution
    Trust (Notes 1,2,4)                               232,478       37,692      92,430      20,186      34,321        3,863
  Interest income
                                                  -----------    ---------   ---------   ---------   ---------    ---------

           Total increases                            493,103      299,670     284,507     176,020     145,666       83,602
                                                  -----------    ---------   ---------   ---------   ---------    ---------

DECREASES: Distributions to
   participants (Note 3)                               58,191       35,910      19,498       9,396      12,391        2,881
                                                  -----------    ---------   ---------   ---------   ---------    ---------

INTERFUND TRANSFERS                                   (44,209)      (8,418)        500     (55,183)    (12,740)      (1,136)
                                                  -----------    ---------   ---------   ---------   ---------    ---------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                             390,703      255,342     265,509     111,441     120,535       79,585

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   875,207      539,484     294,834     283,619     184,315       95,050
                                                  -----------    ---------   ---------   ---------   ---------    ---------

  End of year                                     $ 1,265,910    $ 794,826   $ 560,343   $ 395,060   $ 304,850    $ 174,635
                                                  ===========    =========   =========   =========   =========    =========


                                                    Supplemental Information by Fund
                                                   ----------------------------------
                                                        Wilmington Trust Company
                                                   ----------------------------------
                                                    General
                                                     Cable
                                                   Corporation     Loan
                                                   Stock Fund      Fund       Total

INCREASES:
  Employee Contributions (Note 3)                  $  66,257              $ 1,127,855
  Equity in net earnings of the General Cable
    Corporation Master Defined Contribution
    Trust (Notes 1,2,4)                              (44,330)                 376,640
  Interest income                                                  1,433        1,433
                                                   ---------    --------  -----------

           Total increases                            21,927       1,433    1,505,928
                                                   ---------    --------  -----------

DECREASES: Distributions to
   participants (Note 3)                               1,361      20,658      160,286
                                                   ---------    --------  -----------

INTERFUND TRANSFERS                                   97,674      23,512            -
                                                   ---------    --------  -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                            118,240       4,287    1,345,642

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   70,841      78,630    2,421,980
                                                   ---------    --------  -----------

  End of year                                      $ 189,081    $ 82,917  $ 3,767,622
                                                   =========    ========  ===========


GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                          ----------------------------------------------------------------------------------------
                                                                          THE CHASE MANHATTAN BANK
                                          ----------------------------------------------------------------------------------------
                                                                                               AMERICAN
                                          MASSACHUSETTS  LASALLE        MFS                      FUNDS          FPA      GENERAL
                                            INVESTORS     INCOME      EMERGING      PBHG      EUROPACIFIC       NEW       CABLE
                                             TRUST         PLUS        GROWTH      GROWTH       GROWTH         INCOME  CORPORATION
                                              FUND         FUND         FUND        FUND         FUND           FUND    STOCK FUND

INCREASES:
  Employee contributions (Note 3)         $  162,772   $  259,047   $  139,669   $  119,852   $   90,991   $   51,725   $    7,243
  Equity in net earnings of the General
    Cable Corporation Master Retirement
     Trust (Notes 1,2,4)                     196,491       19,422       33,360       29,072        8,586        4,745          435
  Interest income
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Total increase                    359,263      278,469      173,029      148,924       99,577       56,470        7,678
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

DECREASES - Distributions to
  participants (Note 3)                       17,424       21,480        2,149          854          447          415
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

INTERFUND TRANSFERS                          533,368      282,495      123,954      135,549       85,185       38,995       63,163
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE
   FOR BENEFITS                              875,207      539,484      294,834      283,619      184,315       95,050       70,841

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

  End of year                             $  875,207   $  539,484   $  294,834   $  283,619   $  184,315   $   95,050   $   70,841
                                          ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                           SUPPLEMENTAL INFORMATION BY FUND
                                          -----------------------------------------------------------------
                                                                      NATIONS BANK
                                          -----------------------------------------------------------------
                                             NB SHORT-       NB
                                           INTERMEDIATE    EQUITY          NB
                                           GOVERNMENT      INCOME       TREASURY       LOAN
                                              FUND          FUND          FUND         FUND          TOTAL

INCREASES:
  Employee contributions (Note 3)         $   30,558    $   82,899    $   22,126                 $  966,882
  Equity in net earnings of the General
    Cable Corporation Master Retirement
     Trust (Notes 1,2,4)                          80        13,070         3,544                    308,805
  Interest income                                                                   $    2,216        2,216
                                          ----------    ----------    ----------    ----------   ----------
           Total increase                     30,638        95,969        25,670         2,216    1,277,903
                                          ----------    ----------    ----------    ----------   ----------

DECREASES - Distributions to
  participants (Note 3)                        8,986        18,283         6,871                     76,909
                                          ----------    ----------    ----------    ----------   ----------

INTERFUND TRANSFERS                         (261,749)     (814,634)     (238,852)       52,526
                                          ----------    ----------    ----------    ----------   ----------

INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE
   FOR BENEFITS                             (240,097)     (736,948)     (220,053)       54,742    1,200,994

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                          240,097       736,948       220,053        23,888    1,220,986
                                          ----------    ----------    ----------    ----------   ----------

  End of year                             $       --    $       --    $       --    $   78,630   $2,421,980
                                          ==========    ==========    ==========    ==========   ==========

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Defined Contribution Trust ("Master Trust"). This description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      General - The General Cable Corporation Savings Plan for Hourly Employees (the "Plan") is a defined contribution plan consisting primarily of the following components: the Before-Tax Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions and the Rollover Contribution Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits from previous employer qualified retirement plans. The Plan was created on January 1, 1994.

      The Wilmington Trust Company ("Wilmington") became the Trustee of the Plan effective January 1, 1998 replacing Chase Manhattan Bank ("Chase"). Chase became the Trustee of the Plan effective April 1, 1997, replacing Nations Bank N.A.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Participation - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hamphshire plant, the Kenly, North Carolina plant, the Sanger, California plant, the Plano, Texas plant, the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Altoona, Pennsylvania plant, the Lincoln, Rhode Island plant, the Williamstown, Massachusetts plant, the Taunton, Rhode Island plant, the Norcross, Georgia regional distribution center, the Vineland, New Jersey regional distribution center, the Anaheim, California regional distribution center, the Grapevine, Texas regional distribution center, and the Lebanon, Indiana regional distribution center of General Cable Corporation (the "Company") are eligible to participate in the Plan following completion of six months of service. Participation in the Plan is voluntary.

      Separate participant accounts are maintained and participants can choose from among the following Wilmington investment funds within the Master Trust (Fund descriptions have been provided by the Trustee of the Plan or the Plan Administrator):

      - Massachusetts Investors Trust Fund - Invests primarily in equity securities. The fund seeks reasonable current income and long-term growth of income and capital.

      - Lasalle Income Plus Fund - Invests principally in guaranteed investment contracts with the objective of obtaining competitive fixed income returns in different interest rate environments.

      - MFS Emerging Growth Fund - Invests primarily in emerging growth companies, early in their life cycles, with the objective of long-term growth of capital.

      - PBHG Growth Fund - Invests principally in common stocks with the objective of capital appreciation.

      - American Funds EuroPacific Growth Fund - Invests in the stocks of non-U.S. companies with the objective of long-term growth of capital.

      - FPA New Income Fund - Invests primarily in bonds with short to intermediate maturities, U.S. Government securities, mortgage-backed securities, and commercial paper.

      - General Cable Corporation Stock Fund - Invests principally in the common stock of General Cable Corporation.

      During the first three months of 1997, participants could choose from among three investment funds. A brief description of these funds, provided by the Fund Prospectus, is as follows:

      - NationsBank Short-Intermediate Government Fund - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      - NationsBank Equity Income Fund - Invests in common stocks and convertible securities.

      - NationsBank Treasury Fund - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000. The interest rate on loans outstanding at December 31, 1998 ranged from 9.25% to 9.50% and the loans mature from 1999 to 2003.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      - Investments are generally valued on the basis of the quoted market value.

      -  Security transactions are recorded on the trade date.

      -  Income from investments is recognized when earned.

      Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      Contributions - Employees who are eligible to participate in the Plan may make a Before-Tax Savings Account contribution up to 13% of their compensation subject to an overall limitation.

      Rollovers - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

      Vesting - Participants' contributions are fully vested.

      Benefit Payments - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution.

      Withdrawals - Once the participant has attained the age of 59 1/2, all or part of their rollover contribution account and Before-Tax Savings Account may be withdrawn without penalty. The full value of the Rollover Contribution Account may be transferred to another IRC Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Wilmington as trustee. For 1998, the Master Trust includes the Company's two qualified defined contribution plans as compared to 1997 which includes the Company's four qualified benefit plans (two defined contribution plans and two defined benefit plans). The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                  DECEMBER 31,    DECEMBER 31,
                                                     1998             1997

      NET ASSETS, AT FAIR VALUE

      Noninterest-bearing cash                                   $    489,780
      Temporary investment fund                                       525,328
      Corporate common stocks                    $  2,510,053      35,734,274
      Mutual and money market funds                64,636,542     114,528,213
      Coal lease                                                    5,282,199
      Guaranteed investment contract                                2,365,039
                                                 ------------    ------------
                 Total investments                 67,146,595     158,924,833

      Other assets and liabilities, net                              (174,133)
                                                 ------------    ------------

      Total net assets                           $ 67,146,595    $158,750,700
                                                 ============    ============




                                                  YEAR ENDED          YEAR ENDED
                                                 DECEMBER 31,        DECEMBER 31,
CHANGES IN NET ASSETS                                1998                1997

Deposits by participating plans                  $ 6,696,513        $  8,232,587
Withdrawals by participating plans                (9,300,671)        (15,263,955)
Interest and dividends                             3,082,175          13,385,776
Unrealized gain/(loss)                             2,785,245           3,754,192
Realized gain/(loss)                               1,813,177          11,407,792
                                                 -----------        ------------

Total change in net assets                       $ 5,076,439        $ 21,516,392
                                                 ===========        ============


      Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    TRANSACTIONS WITH RELATED PARTIES

      All administrative costs of the Plan are paid by the Company, for which no fees are charged to the Plan.

8.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

      The Company is a party-in-interest as defined in ERISA. As a result of administrative changes in 1997, certain participant contributions from one of the Company's plants for the year ended December 31, 1997 were not remitted to the Plan in a timely manner. These contributions and interest thereon were remitted to the Plan prior to the filing of the Form 5500 for the year ended December 31, 1997. The party-in-interest portion of this contribution totaled $4,285.

                                  * * * * * *

GENERAL CABLE CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27A OF FORM 5500) DECEMBER 31, 1998
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                   FAIR
LESSOR OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                 COST         VALUE

Participant loans                 88 loans with maturities ranging from
                                  January 1999 to November 2003 and interest
                                  rates of 9.25% to 9.50%                          $ -       $ 82,917
                                                                                   ====      ========

Note: The remaining net assets of the Plan are held in the General Cable Corporation Master Defined Contribution Trust.